Exhibit 12



   PHILLIPS PETROLEUM COMPANY AND CONSOLIDATED SUBSIDIARIES
                       TOTAL ENTERPRISE

      Computation of Ratio of Earnings to Fixed Charges

                                                      Millions of Dollars
                                                   ------------------------
                                                       Six Months Ended
                                                            June 30
                                                   ------------------------
                                                   1999                1998
                                                   ------------------------
                                                          (Unaudited)
  Earnings Available for Fixed Charges
    Income before income taxes                     $283                 771
    Distributions less than equity in earnings
      of less-than-fifty-percent-owned companies     (2)                 (2)
    Fixed charges, excluding capitalized
      interest*                                     205                 143
  -------------------------------------------------------------------------
                                                   $486                 912
  =========================================================================

  Fixed Charges
    Interest and expense on indebtedness,
      excluding capitalized interest               $147                  89
    Capitalized interest                             21                  26
    Preferred dividend requirements of
      capital trusts                                 26                  26
    One-third of rental expense, net of
      subleasing income, for operating leases        23                  20
  -------------------------------------------------------------------------
                                                   $217                 161
  =========================================================================
  Ratio of Earnings to Fixed Charges                2.2                 5.7
  -------------------------------------------------------------------------
  *Includes amortization of capitalized interest totaling approximately
   $9 million and $8 million in 1999 and 1998, respectively.


  Earnings available for fixed charges include, if any, the company's equity in losses of companies owned less than fifty percent and having debt for which the company is contingently liable. Fixed charges include the company's proportionate share, if any, of interest relating to the contingent debt.

  In 1990 and 1988, respectively, the company guaranteed a $400 million bank loan and $250 million of notes payable for the Long-Term Stock Savings Plan (LTSSP), an employee benefit plan. In 1994, the notes payable were refinanced with a $131 million term loan, which was repaid in June 1998. The $400 million loan was amended in 1994, 1995, and again in 1997. Consolidated interest expense included a minimal amount of interest related to LTSSP borrowings for the first six months of 1999 and 1998.